Via Facsimile and U.S. Mail
Mail Stop 6010

June 25, 2007

Mr. Richard F. Pops
Chief Executive Officer and Director
Alkermes, Inc.
88 Sidney Street
Cambridge, MA 02139-4234

Re: Alkermes, Inc.
          Form 10-K for the Year Ended March 31, 2006
          Filed June 14, 2006
          File No. 001-14131

Dear Mr. Pops:

        We have completed our review of your Form 10-K and have no further comment
at this time.

                                    Sincerely,

                                    Jim Atkinson
                                    Accounting Branch Chief